FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                20 September 2005


                                File no. 0-17630


                               Financial Calendar



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Financial Calendar




                           N  E  W  S     R  E  L  E  A  S  E

                                                              September 20, 2005

                                Financial Calendar 2006


        The following are the relevant dates for next year:

        2005 Results                           Tuesday, March 7, 2006

        Annual General Meeting                 Wednesday, May 3, 2006

        2006 Interim Results                   Tuesday, August 29, 2006




  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland Tel: +353 1 404 1000

           Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  20 September 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director